Exhibit 99.1

DESCARTES ANNOUNCES ELECTION OF DIRECTORS

WATERLOO, Ontario — May 29, 2015 — Descartes Systems Group announced that the nominees listed in its Management Information Circular dated April 28, 2015 were elected as directors of Descartes. Detailed results of the vote for the election of directors held on Thursday, May 28, 2015 in Cambridge, Ontario at Descartes’ Annual Meeting of Shareholders are as follows.

Election of Directors
On a vote by ballot, each of the following 8 nominees proposed by management was elected as a director of Descartes:

Director Nominee	Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
David Anderson	63,331,461	173,853	99.73%
David Beatson	62,418,906	1,086,408	98.29%
Deborah Close	63,491,753	13,561	99.98%
Eric Demirian	61,657,310	1,848,004	97.09%
Christopher Hewat	47,094,706	16,410,608	74.16%
Jane O’Hagan	63,377,442	127,872	99.80%
Edward Ryan	63,497,428	7,886	99.99%
John Walker	62,946,522	558,792	99.12%

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 220,000 connected parties using its cloud-based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

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Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x202358
investor@descartes.com